                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 033-64713


                               REOFFER PROSPECTUS

                                 480,278 SHARES

                            ------------------------

                           OSI PHARMACEUTICALS, INC.

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                            ------------------------

     This Prospectus relates to the offer and sale by selling stockholders of OSI Pharmaceuticals, Inc., a Delaware corporation ("OSI"), of up to 480,278 shares of common stock, par value $.01 per share of OSI, which may be acquired from time to time by the selling stockholders upon their exercise of options under OSI's 1989 Incentive and Non-Qualified Stock Option Plan and 1993 Incentive and Non-Qualified Stock Option Plan (the "Option Plans"). The distribution of the shares may be affected in one or more transactions through one or more brokers or dealers, through privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at prices otherwise negotiated. None of the proceeds from the resale of the shares will be received by the OSI.

     OSI's common stock is traded on the Nasdaq National Market under the symbol "OSIP". On February 28, 2000, the reported closing price of the common stock was $24.125 per share. OSI's principal executive offices are located at 106 Charles Lindbergh Boulevard, Uniondale, New York 11553, and its telephone number is
(516) 222-0023.

                            ------------------------

                         THIS INVESTMENT INVOLVES RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is March 3, 2000

                               TABLE OF CONTENTS

Risk Factors................................................    1
Use of Proceeds.............................................    7
Selling Stockholders........................................    8
Plan of Distribution........................................    9
Available Information.......................................    9
Incorporation of Certain Documents by Reference.............    9
Legal Matters...............................................   10
Experts.....................................................   10

                                  RISK FACTORS

     We desire to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and of Section 21E and Rule 3b-6 under the Securities Exchange Act of 1934, as amended. Specifically, we wish to alert readers that the following important factors, as well as other factors including, without limitation, those described elsewhere in reports we have filed with the SEC, could in the future affect, and in the past have affected, our actual results and could cause our results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of OSI. We assume no obligation to update these forward-looking statements.

     ALTHOUGH WE HAVE POTENTIAL PRODUCTS THAT APPEAR TO BE PROMISING AT EARLY STAGES OF DEVELOPMENT, ALL OF OUR PRODUCTS WILL REQUIRE SIGNIFICANT RESEARCH AND DEVELOPMENT AND MAY NOT REACH THE MARKET FOR A NUMBER OF REASONS.

     Potential products may be found ineffective or cause harmful side effects during pre-clinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to produce, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. There is no guarantee that we or our collaborative partners' product development efforts will be successfully completed, that required regulatory approvals will be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance.

     To date, we have generated no revenue from the sale of pharmaceutical products, except for CP-358,774, with respect to which Pfizer has completed Phase I safety and toxicity studies and has initiated Phase II clinical trials, and CP-609,754 for which Pfizer has opened an investigational new drug application for Phase I clinical trials, all of the lead compounds in our small molecule drug discovery programs are in either a discovery or pre-clinical evaluation phase. Any products resulting from our development programs are not expected to be commercially available for several years, if at all.

     Our live-cell assays are novel as a drug discovery method and have not yet been shown to be successful in the development of any commercialized drug. Furthermore, our drug discovery assays are focused on several target genes and other molecular targets, the functions of many of which have not yet been fully determined. Our live-cell assay technology may not result in lead compounds that will be safe and useful. Development of new pharmaceutical products is highly uncertain. Consequently, our drug discovery technology may not result in any commercially successful products.

     FAILURE TO OBTAIN REQUIRED GOVERNMENTAL APPROVALS WILL DELAY OR PRECLUDE OUR PARTNERS FROM MARKETING DRUGS DISCOVERED OR DEVELOPED BY US OR LIMIT THE COMMERCIAL USE OF THESE PRODUCTS.

     Prior to marketing by a collaborative partner, any new drug discovered by us must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process, which includes pre-clinical testing and clinical trials of each compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Moreover, data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval.

     Even if we obtain regulatory approval, a marketed product and its manufacturer are subject to continuing review, including post-marketing surveillance. Discovery of previously unknown problems with our product or its manufacturer may have a negative effect on our business, financial condition and results of operations, including the withdrawal of the product from the market. Violations of regulatory requirements at any stage may result in various unfavorable consequences to us, including the Food and Drug Administration's, or FDA's, delay in approving or its refusal to approve a product, withdrawal of an approved product from the market and the imposition of criminal penalties against the manufacturer and the new drug application holder. Although Pfizer submitted an investigational new drug application to the FDA with respect to the epidermal growth factor receptor inhibitor CP-358,774 and CP-609,754 for farnesylation, we have not submitted an investigational new drug application for any product candidate, and no product candidate has been approved for commercialization in the United States or elsewhere. We intend to file investigational new drug applications for product candidates in our internal proprietary programs, but to rely on our partners to file investigational new drug applications in our collaborative programs. No assurance can be given that we or any of our collaborative partners will be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for any products.

     IF WE CONTINUE TO INCUR SUBSTANTIAL LOSSES AS WE HAVE EXPERIENCED SINCE INCEPTION, WE MAY NEVER ACHIEVE PRODUCT REVENUES OR PROFITABILITY WHICH MAY CAUSE THE VALUE OF OUR COMMON STOCK TO DECREASE.

     We have had net operating losses since our inception in 1983. At September 30, 1999, our accumulated deficit was approximately $65.6 million. The net income recorded for fiscal quarter ended December 31, 1999 is not indicative of our expected future results. They are a result of two non-recurring events including a one-time technology access fee from a collaborative partner and a gain from the sale of our diagnostics business. Our losses have resulted principally from costs incurred in research and development, and from general and administrative costs associated with our operations. These costs have exceeded our revenues, which to date have been generated principally from collaborative research agreements.

     We expect to incur substantial additional operating expenses over the next several years as a result of increases in our expenses for research and development, including enhancements in our drug discovery technologies and with respect to our internal proprietary projects. If we do not obtain additional third party funding for these expenses, we expect that the expenses will result in increased losses from operations. We do not expect to generate revenues from the sale of our small molecule products for several years.

     IF WE OR OUR COLLABORATIVE PARTNERS DO NOT SUCCESSFULLY DEVELOP, COMMERCIALIZE, MANUFACTURE AND MARKET PRODUCT CANDIDATES, WE MAY NEVER ACHIEVE PRODUCT REVENUES OR PROFITABILITY.

     Our future profitability depends, in part, on:

     - collaborative partners obtaining regulatory approval for products derived from our collaborative research efforts;

     - collaborative partners successfully producing and marketing products derived from technology or rights licensed from us; and

     - entering into agreements for the development, commercialization, manufacture and marketing of any products derived from our internal proprietary programs.

     Our future capital requirements will depend on many factors, which include:

     - continued scientific progress in our research and development programs;

     - size and complexity of our research and development programs;

     - progress of pre-clinical testing and early stage clinical trials;

     - time and costs involved in obtaining regulatory approvals for our product candidates;

     - costs involved in filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

     - competing technological and market developments;

     - establishment of additional collaborative arrangements;

     - costs of manufacturing arrangements;

     - costs of commercialization activities; and

     - costs of product in-licensing and strategic acquisitions, if any.

     We intend to seek additional funding through arrangements with corporate collaborators and may seek additional funding through public or private sales of our securities, including equity securities. Additional funding may not be available on reasonable or acceptable terms, if at all. Furthermore, any additional equity financings would be dilutive to our stockholders. If adequate funds are not available, we may be required to curtail significantly one or more of our research and development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish our rights to a number of our technologies or product candidates. If funding from one or more of our collaborative programs were reduced or terminated, we would be forced to devote additional internal resources to product development, scale back or terminate selected development programs or seek alternative collaborative partners.

     OUR PRODUCTS MAY BE SUBJECT TO DELAYS IN MANUFACTURE IF COLLABORATIVE PARTNERS OR OUTSIDE CONTRACTORS GIVE OTHER PRODUCTS GREATER PRIORITY THAN OUR PRODUCTS.

     The manufacture of our candidate products for clinical trials and the manufacture of resulting products for commercialization purposes are subject to current good manufacturing practices regulations promulgated by the FDA. We rely on collaborative partners or outside contractors to manufacture our products in their FDA-approved manufacturing facilities. Our collaborative agreements allow our collaborative partners significant discretion in electing to pursue or not to pursue the activities upon which it relies. We cannot control the amount and timing of resources our collaborative partners devote to our programs or potential products. Our products may be in competition with other products for priority of access to these facilities. For this and other reasons, there can be no assurance that our collaborative partners will manufacture our products in an effective or timely manner. If not performed in a timely manner, the clinical trial development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver products on a timely basis could be impaired or precluded. We may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms if at all. Our current dependence upon others for the manufacture of our products could negatively affect our future profit margin, if any, and our ability to commercialize products on a timely and competitive basis.

     OUR LIMITED EXPERIENCE IN CONDUCTING CLINICAL TRIALS AND RELIANCE ON THE PHARMACEUTICAL COMPANIES WITH WHICH WE COLLABORATE FOR CLINICAL DEVELOPMENT AND REGULATORY APPROVALS MAY CAUSE DELAYS, TERMINATIONS OR SETBACKS IN OUR BUSINESS.

     To date, only two product candidates have entered clinical trials in our small molecule drug discovery operations. Only one of the compounds discovered using our small molecule discovery technology has been proven safe in humans and none have yet demonstrated efficacy. Our failure to increase the number of product candidates eligible for clinical trials and unsuccessful completion of clinical trials in the future could negatively affect our business, condition and results of operation.

     IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR TECHNOLOGY AND PRODUCTS WILL BE SEVERELY LIMITED.

     Our success depends, in part, on our ability or our collaborative partners' ability to:

     - obtain patent protection for product candidates;

     - maintain trade secret protection; and

     - operate without infringing on the proprietary rights of third parties.

     The degree of future protection for our proprietary rights will remain uncertain if:

     - our pending patent applications are not approved for any reason;

     - we are unable to develop additional proprietary technologies that are patentable; or

     - patents issued do not provide us with a competitive advantage.

     Furthermore, third parties may:

     - independently develop similar or alternative technologies;

     - duplicate some or all of our technologies;

     - design around our patented technologies if patents are issued to us; and

     - challenge issued patents.

     WE MAY INCUR SUBSTANTIAL COSTS PROTECTING OUR PROPRIETARY RIGHTS OR DEFENDING AGAINST CHARGES OF INFRINGEMENT OF OTHER'S PROPRIETARY RIGHTS.

     We are seeking to license to other companies rights to practice under our gene transcription patent estate. We believe technology and practices covered by these patents are in widespread use in the pharmaceutical and biotechnology industries. To date, we have granted four licenses to use our gene transcription patent. If other pharmaceutical and biotechnology firms which use our patented technology are not willing to negotiate license arrangements with us on reasonable terms, we may have to choose between (i) abandoning our licensing strategy or (ii) initiating legal proceedings against those firms. Legal action, including patent infringement litigation, is extremely costly. Consequently, our strategy to commercialize our gene transcription patent estate through licensing may not be successful.

     IF WE ARE UNABLE TO MAINTAIN OR ENTER INTO ARRANGEMENTS WITH COLLABORATIVE PARTNERS, OUR ABILITY TO PROCEED WITH RESEARCH AND DEVELOPMENT PROGRAMS, MANUFACTURING AND THE SALE OF OUR PRODUCT CANDIDATES WILL BE SEVERELY LIMITED.

     Our business strategy and limited resources require us to enter into collaborative arrangements with various research partners. We are largely dependent on our collaborative partners for:

     - pre-clinical testing;

     - clinical development;

     - regulatory approval;

     - manufacturing and marketing products;

     - compound libraries;

     - patent protection and proprietary technology; and

     - funding.

     Like many small biopharmaceutical companies, our business strategy includes funding from larger pharmaceutical companies that we collaborate with to support our research and development programs and the commercialization of our product candidates. In trying to attract partners to collaborate with, we face serious competition from other small biopharmaceutical companies as well as in-house research and development staffs of larger pharmaceutical companies. Failure to enter into collaborative agreements on acceptable terms could negatively affect our business, financial condition and results of operation.

     IF ANY OF OUR COLLABORATIVE PARTNERS BREACH OR TERMINATE THEIR AGREEMENTS WITH US OR OTHERWISE FAIL TO CONDUCT OUR COLLABORATIVE ACTIVITIES SUCCESSFULLY IN A TIMELY MANNER, OUR PRE-CLINICAL OR CLINICAL DEVELOPMENT OF PRODUCT CANDIDATES, COMMERCIALIZATION OF PRODUCT CANDIDATES, OR RESEARCH AND DEVELOPMENT PROGRAMS WOULD BE DELAYED OR TERMINATED.

     We face potential problems with our collaborative partners which could affect our success including:

     - competition with our collaborators;

     - potential disputes with collaborators concerning ownership rights to developed technology;

     - short term of collaborative agreements which may require their renewal;

     - delays; and

     - consolidations of pharmaceutical companies.

     Our success depends, in large part, on the efforts of our collaborative partners. Potential disagreements between us and collaborators, such as disputes over ownership rights to any technology developed together, could lead to litigation and costly delays in the collaborative research and development programs and the commercialization of product candidates.

     BECAUSE WE GENERALLY AGREE NOT TO CONDUCT INDEPENDENTLY, OR WITH ANY THIRD PARTY, ANY RESEARCH THAT IS COMPETITIVE WITH THE RESEARCH CONDUCTED UNDER OUR COLLABORATIVE PROGRAMS, OUR COLLABORATIVE RELATIONSHIPS MAY HAVE THE EFFECT OF LIMITING THE AREAS OF RESEARCH WE MAY PURSUE.

     Under our collaborative research agreements with most of our partners, we are prohibited, during the terms of the agreements, from pursuing or sponsoring research aimed at the discovery of drugs which are the subject of the collaborations. Our collaborative partners, however, may develop, either alone or with others, products that are similar to or competitive with the products or potential products that are the subject of our collaborations with such partners. Any such competition may lead to the withdrawal by our collaborative partners of support for our product candidates, which would likely impair our business, financial condition and results of operations.

     BECAUSE ALL OF OUR COLLABORATIVE PROGRAMS WITH PHARMACEUTICAL COMPANIES HAVE TERMS OF SIX OR FEWER YEARS, WHICH IS GENERALLY LESS THAN THE PERIOD REQUIRED FOR THE DISCOVERY, CLINICAL DEVELOPMENT AND COMMERCIALIZATION OF MOST DRUGS, THE CONTINUATION OF OUR DRUG DISCOVERY AND DEVELOPMENT PROGRAMS IS DEPENDENT ON THE PERIODIC RENEWAL OF OUR COLLABORATIVE ARRANGEMENTS.

     All of our collaborative research agreements may be terminated under various circumstances. Some of our collaborative research agreements provide that, upon the expiration of a specified period after execution of the agreement, our collaborative partners have the right to terminate the agreement on short notice without cause. The termination or non-renewal of any collaborative relationship could impede our research and development efforts.

     CONSOLIDATIONS AMONG COMPANIES WITH WHICH WE ARE ENGAGED IN COLLABORATIVE RESEARCH CAN RESULT IN THE DIMINUTION OR TERMINATION OF, OR DELAYS IN, ONE OR MORE OF OUR COLLABORATIVE PROGRAMS.

     In 1995, the pharmaceutical operations of three companies with which we had collaborative research agreements, Hoechst AG, Hoechst Roussel Pharmaceuticals, Inc. and Marion Merrell Dow Inc., were combined into one entity. This combination resulted in delays in our collaborative programs with each of the constituent companies and a reduction in the aggregate funding received by us. Continued consolidations among large pharmaceutical companies could produce similar results.

     FAILURE TO ATTRACT, RETAIN AND MOTIVATE SKILLED PERSONNEL AND CULTIVATE KEY ACADEMIC COLLABORATIONS WILL DELAY OUR PRODUCT DEVELOPMENT PROGRAMS AND RESEARCH AND DEVELOPMENT EFFORTS.

     We are a small company with approximately 200 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain collaborative relationships with leading academic institutions and scientists. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists and clinical development personnel for whom competition is intense. The loss of any of these personnel, in particular, Colin Goddard, our Chief Executive Officer, could prevent us from achieving our research and development objectives. We do not know if we will be able to attract, retain or motivate personnel.

     IF THE CONTINUING EFFORTS OF GOVERNMENT AND THIRD-PARTY PAYORS TO CONTAIN OR REDUCE THE COSTS OF HEALTH CARE SUCCEED, THE PRICE THAT WE OR ANY OF OUR COLLABORATIVE PARTNERS OR OTHER LICENSEES WILL RECEIVE FOR ANY DRUGS DISCOVERED OR DEVELOPED IN THE FUTURE MAY DECREASE SIGNIFICANTLY.

     In foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. To the extent that cost control initiatives have a negative effect on our collaborative partners, our ability to commercialize our products and to realize royalties may also be negatively affected.

     IF WE OR OUR COLLABORATIVE PARTNERS ARE REQUIRED TO OBTAIN LICENSES FROM OTHERS, OUR ROYALTIES ON ANY COMMERCIALIZED PRODUCTS COULD BE REDUCED.

     The extent to which efforts by other researchers have resulted or will result in patents and the extent to which we or our collaborative partners are forced to obtain licenses from others, if available, is currently unknown. In the case where we or our collaborative partners must obtain licenses from third parties, fees must be paid for such licenses. These fees would reduce the royalties we may receive on commercialized products.

     THE USE OF ANY OF OUR POTENTIAL PRODUCTS IN CLINICAL TRIALS AND THE SALE OF ANY APPROVED PRODUCTS MAY EXPOSE US TO LIABILITY CLAIMS RESULTING FROM THE USE OF PRODUCTS OR PRODUCT CANDIDATES.

     Consumers, pharmaceutical companies including our collaborative partners, or others may make product liability claims against us. We do not independently maintain product liability insurance coverage for claims arising from the use of our products in clinical trials. Insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be a named insured with respect to trials underway by our collaborative partners or others or obtain insurance in the future at a reasonable cost or in sufficient amounts to protect us. Our inability to obtain adequate liability insurance, or a successful product liability claim or series of claims brought against us, could negatively impact our business, financial condition and results of operations.

     IF OUR COMPETITORS SUCCEED IN DEVELOPING PRODUCTS THAT ARE MORE EFFECTIVE THAN OUR OWN, OUR PRODUCTS MAY BE RENDERED OBSOLETE OR NONCOMPETITIVE.

     We face significant competition from industry participants who are pursuing the same technologies as we and from organizations that are pursuing pharmaceutical products that are competitive with our potential products. Most of the organizations competing with us have greater capital resources, larger research and development staffs and facilities, and more extensive experience in drug discovery and development, obtaining regulatory approval and pharmaceutical product manufacturing and marketing than we do. Our major competitors include fully integrated pharmaceutical companies, such as Merck & Co., Inc., Glaxo Wellcome Inc. and SmithKline Beecham plc, that have extensive drug discovery efforts and are developing novel small molecule pharmaceuticals, as well as numerous smaller companies. Companies pursuing different but related fields also present significant competition for us. For example, research efforts with respect to gene sequencing and mapping are identifying new and potentially superior target genes.

     IF OUR COMPETITORS SUCCEED IN DEVELOPING TECHNOLOGIES THAT ARE MORE EFFECTIVE THAN OUR OWN, OUR TECHNOLOGIES OR PRODUCTS PRODUCED THEREFROM MAY BE RENDERED OBSOLETE OR NONCOMPETITIVE.

     Biotechnology and related pharmaceutical technology have undergone rapid and significant change. We expect that the technology associated with our research and development programs will continue to develop rapidly. Our future success will depend in large part on our ability to maintain a competitive position with respect to this technology. Rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover any expenses incurred to develop a compound, product or process.

     THE MARKET PRICES FOR SECURITIES OF BIOTECHNOLOGY AND PHARMACEUTICAL COMPANIES HAVE HISTORICALLY BEEN HIGHLY VOLATILE, AND THE MARKET HAS FROM TIME TO TIME EXPERIENCED SIGNIFICANT PRICE AND VOLUME FLUCTUATIONS THAT ARE UNRELATED TO THE OPERATING PERFORMANCE OF PARTICULAR COMPANIES.

     The following factors may have a negative effect on our stock price:

     - fluctuations in operating results;

     - announcements of technological innovations or new therapeutic products by others;

     - clinical trial results;

     - developments concerning strategic alliance agreements;

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

     - government regulation;

     - developments in patent or other proprietary rights;

     - public concern as to the safety of our drugs;

     - future sales of substantial amounts of our common stock by existing stockholders; and

     - comments by securities analysts and general market conditions.

     The realization of any of the risks described in these "Risk Factors" could cause our stock price to fall dramatically.

     OUR CORPORATE GOVERNANCE DOCUMENTS, AND STATE LAW, PROVIDE CERTAIN ANTI-TAKEOVER MEASURES WHICH WILL DISCOURAGE CERTAIN TYPES OF TRANSACTIONS INVOLVING AN ACTUAL OR POTENTIAL CHANGE IN CONTROL OF THE COMPANY.

     Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, Preferred Stock. In January 1999, we adopted a Shareholders Rights Plan, commonly referred to as a "Poison Pill." Further, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes an interested stockholder.

                                USE OF PROCEEDS

     The proceeds from the sale of the shares of common stock are solely for the account of the selling stockholders. OSI will not receive any proceeds from the sale of the shares.

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

                              SELLING STOCKHOLDERS

     The table below describes the amount of common stock beneficially owned by the selling stockholders on December 31, 1999 and the number of shares of common stock the selling stockholders are selling under this prospectus.

                                                                   PERCENTAGE OF
                                                  SHARES           SHARES OWNED       PERCENTAGE OF
                                 SHARES           OFFERED            PRIOR TO         SHARES OWNED
SELLING STOCKHOLDERS              OWNED           HEREBY            OFFERING(1)       AFTER SALE(1)
--------------------             -------          -------          -------------      -------------
G. Morgan Browne                 149,654(2)        37,500(12)             *                  *
Arthur M. Bruskin, Ph.D.         202,414(3)        27,778(13)             *                  *
Gary E. Frashier                 350,937(4)       100,000(14)          1.60%              1.15%
John H. French, II               103,254(5)        20,000(15)             *                  *
Edwin A. Gee, Ph.D.              218,304(6)        20,000(16)          1.00%                 *
Colin Goddard, Ph.D.             293,112(7)        60,000(17)          1.34%              1.07%
Daryl K. Granner, M.D.            95,835(8)        20,000(18)             *                  *
Walter M. Lovenberg, Ph.D.       105,004(9)        10,000(19)             *                  *
Steve M. Peltzman                283,514(10)      135,000(20)          1.30%                 *
Robert L. Van Nostrand           139,373(11)       50,000(21)             *                  *

---------------

* Represents ownership of less than 1% of the outstanding shares of OSI's common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable, or exercisable within 60 days are deemed beneficially owned by the person holding such options and warrants. The percent of the outstanding shares of OSI's common stock for any person or group who as of December 31, 1999, beneficially owned any shares pursuant to options which are exercisable within 60 days of December 31, 1999, is calculated assuming all such options have been exercised in full and adding the number of shares subject to such options to the total number of shares issued and outstanding on December 31, 1999 for each individual.

(2) Includes 102,504 shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options. Also includes 400 shares owned by Mr. Browne's wife, as to which Mr. Browne disclaims beneficial ownership. Also includes 21,750 shares owned by Cold Spring Harbor Laboratory, of which Mr. Browne is an executive Officer. Mr. Browne disclaims beneficial ownership of the shares owned by Cold Spring Harbor Laboratory.

(3) Includes 200,100 shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(4) Includes 335,418 shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(5) Includes 83,754 shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(6) Consists entirely of shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(7) Includes 287,148 shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(8) Consists entirely of shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(9) Includes 100,004 shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(10) Includes 265,835 shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(11) Includes 136,246 shares that may be acquired at or within 60 days of December 31, 1999 pursuant to the exercise of outstanding options.

(12) Consists entirely of shares under the 1989 Incentive and Non-Qualified Stock Option Plan (the "1989 Plan").

(13) Includes 11,939 shares under the 1989 Plan and 15,839 shares under the 1993 Incentive and Non-Qualified Stock Option Plan (the "1993 Plan").

(14) Consists entirely of shares under the 1993 Plan.

(15) Consists entirely of shares under the 1993 Plan.

(16) Consists entirely of shares under the 1993 Plan.

(17) Includes 22,000 shares under the 1989 Plan and 38,000 shares under the 1993 Plan.

(18) Consists entirely of shares under the 1993 Plan.

(19) Consists entirely of shares under the 1993 Plan.

(20) Includes 35,000 shares under the 1989 Plan and 100,000 shares under the 1993 Plan.

(21) Includes 20,000 shares under the 1989 Plan and 30,000 shares under the 1993 Plan.

                              PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus are being registered by OSI for the account of the selling stockholders. OSI will pay all expenses of registering the shares, but will not receive any of the proceeds from sales by any of the selling stockholders. OSI understands that none of these shares will be offered through underwriters.

     The shares may be sold from time to time by the selling stockholders either through one or more brokers or dealers, through privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at prices otherwise negotiated. In connection therewith, the selling stockholders and participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, and commissions or discounts or any profit realized on the sale of shares received by a selling stockholder or any such broker or dealer may be deemed to be underwriting commissions or discounts within the meaning of the Securities Act. As of the date of this prospectus, OSI understands that none of the selling stockholders has any agreement, arrangement or understanding with any brokers or dealers concerning the distribution of shares.

                             AVAILABLE INFORMATION

     OSI has filed a registration statement, of which this prospectus is a part, and related exhibits with the SEC pursuant to the Securities Act. The registration statement contains additional information about OSI and OSI's common stock. OSI also files annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy the registration statement or any other document OSI files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

     The SEC also maintains a website that contains reports, proxy and information statements, and other information that OSI has filed electronically. The SEC's website is located at http://www.sec.gov. OSI also maintains its own website which is located at http://www.osip.com.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows OSI to "incorporate by reference" the information OSI provides in documents filed with the SEC, which means that OSI can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that OSI later files with the SEC, modifies and replaces this information. OSI incorporates by reference the following documents OSI has filed with the SEC:

     1. annual report on Form 10-K for the fiscal year ended September 30, 1999, filed with the SEC on December 29, 1999 and amended on January 25, 2000;

     2. current reports on Form 8-K filed with the SEC on December 15, 1999 and March 1, 2000;

     3. quarterly report on Form 10-Q for the quarter ended December 31, 1999, filed with the SEC on February 14, 2000;

     4. proxy statement, dated February 7, 2000, for OSI's 2000 annual meeting of stockholders, filed with the SEC on January 28, 2000; and

     5. The description of OSI's common stock, which is registered under Section 12 of the Exchange Act, contained in OSI's registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

     All documents OSI has filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus will become a part of this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus call or write Robert L. Van Nostrand, Vice President and Chief Financial Officer, OSI Pharmaceuticals, Inc., 106 Charles Lindbergh Boulevard, Uniondale, New York 11553, telephone (516) 222-0023. OSI will not send exhibits to the documents unless those exhibits have been specifically incorporated by reference in this prospectus.

     You should rely only on the information incorporated by reference or included in this prospectus or the applicable prospectus supplement. OSI has not authorized anyone else to provide you with different information. The selling stockholders may only use this prospectus to sell securities if a prospectus supplement is delivered with the prospectus, to the extent one is required. The selling stockholders are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates set forth on the front of these documents.

                                 LEGAL MATTERS

     Saul, Ewing, Remick & Saul LLP, Philadelphia, Pennsylvania, will pass upon the validity of the shares of common stock offered in this prospectus for OSI.

                                    EXPERTS

     The consolidated financial statements of OSI incorporated by reference in this Prospectus have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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                                 480,278 SHARES

                           OSI PHARMACEUTICALS, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                 MARCH 3, 2000

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